June 8, 2006

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  205049

Attention:  Amit Pande and Mike Volley

Dear Sirs:

Re:

Westsphere Asset Corporation, Inc.

Form 10-KSB for Fiscal Year End December 31, 2004

Filed April 15, 2005

File No. 0-32051

Further to your correspondence dated February 10, 2006 pertaining to the captionally noted we are answering the comments outlined following:

Financial Statements

General

Note 10 – Stock Based Compensation, Page F-13

#7,8,9

The 2002 stock options granted to the executives on September 30, 2002, totaling 915,000 pre-split common shares at $0.14 or 45,750 post-split shares at $2.80 were over looked on the 2004 10KSB filing. The market price at the time was as follows:

2002          High    Low

1st Quarter $0.58   $0.05

2nd Quarter $0.11   $0.03

3rd Quarter $0.05   $0.02

4th Quarter $0.05   $0.02

2001          High   Low

3rd Quarter $1.18   $0.19

4th Quarter $1.30   $0.11

Therefore the exercise price to the Executives is approximately 2 times the market price.

The revised options granted to Executives have been disclosed in the 2005 10KSB filings as follows:

Option Grants

The following table sets forth information regarding stock option grants to our officers and directors as of March 31, 2005: The option amounts and prices have changed due to the 20 to 1 rollback of April 01, 2005

Options granted in year 2002

Individual Grants
Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted	Exercise or Base Price ($/Share)	Expiration Date(1)
Doug MacDonald	490,500- 24,525	27%	$0.035-$0.70	(1)
Doug MacDonald	375,000-18,750	21%	$0.14-2.80	Sept 30, 2007
Robert Robins	400,500-20,025	22%	$0.035- $0.70	(1)
Robert Robins	255,000-12,750	14%	$0.14-2.80	Sept 30, 2007
Sonia Goeseels	142,500-7,125	8%	$0.14-2.80	Sept 30, 2007
Kim Law	142,500-7,125	8%	$0.14-2.80	Sept 30, 2007
(1)	The expiration date of these options has not yet been determined by the Board of Directors.

Options granted in year 2005

Individual Grants
Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted	Exercise or Base Price ($/Share)	Expiration Date
Doug MacDonald	673,007-33,650	31%	$0.0470-.094	Jan/26/2010
Robert Robins	523,007-26,150	24%	$0.0470-.094	Jan/26/2010
Sonia Goeseels	483,795-24,189	22 ½%	$0.0470-.094	Jan/26/2010
Kim Law	483,795-24,189	22 ½%	$0.0470.094	Jan/26/2010

We will revise the footnotes for these items.

 In connection with responding to your comments, we acknowledge that:

•

The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Immediately following this correspondence further response to your comments will be forthcoming.

Sincerely,

/s/ Douglas N. Mac Donald

Douglas N. Mac Donald, President & CEO

Westsphere Asset Corporation, Inc.

cc

Kim Law, CFO

Steve McCollom, External Auditor